December 3, 2020

Via E-mail


Esther L. Moreno, Esq.
Akerman LLP
Brickell City Centre
98 Southeast Seventh Street, Suite 1100
Miami, FL 33131

       Re:    Amerant Bancorp Inc.
              Amendment No. 1 to Schedule TO-I
              Filed November 30, 2020
              File No. 005-90924

Dear Ms. Moreno:

        The staff in the Office of Mergers and Acquisitions has reviewed the amended filing listed above, and we have the comment set forth below.

General

1. We note your response to prior comment 2 but are unable to agree with your conclusion that the price range satisfies the requirement to state the amount of consideration offered to security holders. In this respect, we are unaware of any recent modified Dutch auction tender offers completed by issuers using a range of this breadth. We have concerns that the price range is overly broad and thus inconsistent with Item 1004(a)(1) of Regulation M-A and
   Section 14(e) of the Securities and Exchange Act of 1934. Accordingly, please revise the
   Offer materials to reflect a narrower price range and advise us of how you intend to re-
   disseminate the offer materials.




                                             *   *   *
 Esther L. Moreno, Esq.
Akerman LLP
December 3, 2020
Page 2

        We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-7951.


                                                          Sincerely,

                                                          /s/ Joshua Shainess

                                                          Joshua Shainess
                                                          Special Counsel
                                                          Office of Mergers and
Acquisitions